ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena Germany

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

08001306

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105
Fax: +49 (0) 36 41/220-117
e-mail: j.brajer@meditec.zeiss.com

Division/ Dept.: Corporate Functions
Your contact: Jens Brajer

Our ref.: JB/Mtr
Date: 2008-03-10

File No. 82-34817

Dear Ladies and Gentlemen,

Please find attached the following document they were released to our shareholders:

SUPPL

Type of document	Date of release
Press release	2008-03-06
Press release	2008-03-10

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Corporate Functions

i. A.

Mandy Pfeil
Assistant Corporate Functions

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

dlw 3/18

CARL ZEISS MEDITEC

Carl Zeiss Meditec: First femtosecond laser for treating refractive errors installed in Asia

Innovative VisuMax® laser system ready for worldwide sales following clearance in major markets

(Jena, March 6th, 2008) With the sale of the first VisuMax femtosecond laser system in Japan, Carl Zeiss Meditec has entered a promising new market for refractive lasers in Asia.

Dr. Tomoaki Nakamura, one of the leading ophthalmologists in Japan and head of an ophthalmologic laser center in Nagoya, a city of 2 million inhabitants, is the first surgeon in Asia to use the VisuMax femtosecond laser. "When I first saw the femtosecond laser at an international convention in late 2007, I was certain that I wanted to use this technology for my patients. I am very pleased with the treatment outcomes thus far," as the eye specialist reports. Refractive laser treatments are very popular in Japan. One of the pioneers of refractive laser surgery in Japan, Dr. Nakamura is an active member of various Japanese and international ophthalmologic organizations, and has published widely. He has been using refractive lasers from Carl Zeiss since 2004, after working with lasers of other suppliers, including those of Japanese manufacturers, for several years.

"With the market launch of the VisuMax, Carl Zeiss Meditec has positioned itself as the only provider of a truly integrated systems solution for refractive laser surgery. With leading-edge technologies for every step along the treatment chain, Carl Zeiss Meditec covers the complete spectrum from diagnosis to therapy planning, flap incision, refractive correction and follow-up examinations. Femtosecond lasers have tremendous potential for refractive corneal surgery, and we expect a rapid development of the technology. Broadening its clinical utilization is therefore one of the major objectives of our research," as Ulrich Krauss, President and CEO of Carl Zeiss Meditec, explains.

Press Release

Following European certification (CE Mark) and FDA approval in the US, Carl Zeiss Meditec recently also reached major milestones for the product's worldwide launch with market clearances in Korea and Canada.

The VisuMax marks a new dimension of safety and accuracy in refractive laser surgery. With its laser technology, treatments are smooth, precise and highly reproducible. The most widely used laser surgery procedure for treating refractive errors is the so-called LASIK method. Following the creation of a thin corneal flap, an excimer laser is used to perform the actual refractive correction. Until now, corneal incisions were largely conducted mechanically with a so-called mikrokeratome. The laser technology of the VisuMax is, by comparison, much smoother, as well as more precise and reproducible.

"When combined with our MEL 80 excimer laser, the clinical results of the VisuMax are truly convincing. Ever since its excellent treatment outcomes were made public, we have received support and encouragement from experienced refractive surgeons from around the world," Krauss adds

Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activity: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye diseases: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and follow-up. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyzer, the Stratus OCT™ and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by intraocular lenses and consumables.

In the field of **neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualization solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of our innovative performance in the area of microsurgery is the OPMI Pentero® visualization system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualization systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

An aging global population, rising expectations of doctors and patients, together with innovative treatment methods in medical technology are expected to promote market growth in the long term. Carl Zeiss Meditec holds an optimum position for future developments in the health sector. The company focuses its solution portfolio on the three medical challenges with a significant social and economic impact: loss of mobility, vision and cognitive abilities. The goal is to deliver technologies and application-oriented solutions that allow doctors to improve the quality of life of their patients and to further improve the efficiency of diagnosis and treatment.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Surgical GmbH, Carl Zeiss Meditec Vertriebsgesellschaft mbH, *Acri.Tec AG and Carl Zeiss Medical Software GmbH), the USA (Carl Zeiss Meditec, Inc., Dublin), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid) and France (Carl Zeiss Meditec S.A.S., La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

CARL ZEISS MEDITEC

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Public Relations
Kerstin Nössig/ Public Relations
Göschwitzer Straße 51-52
07745 Jena

Telefon: +49 (0) 36 41 - 2 20 - 3 35
Telefax: +49 (0) 36 41 - 2 20 - 2 82
E-Mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.de

Press Release

CARL ZEISS MEDITEC

Carl Zeiss Meditec shareholders approve high dividend

Jena, 10 March 2008 - The shareholders of TecDAX-listed medical technology provider Carl Zeiss Meditec AG (ISIN: DE 0005313704) approved all items on the agenda of last Friday's General Meeting by clear majorities. This represented ongoing support for the company's many years of successful growth.

A distribution of profits for the 2006/2007 financial year was also confirmed. Accordingly, Carl Zeiss Meditec will today pay a dividend of EUR 0.43, consisting of a regular dividend of EUR 0.16 and a special dividend of EUR 0.27. The dividend distribution corresponds to a dividend return of roughly 4.5 %.

In his speech at the General Meeting, Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG, confirmed the Company's growth forecasts. The Company is predicting sales totalling between EUR 600 and 620 million in the current financial year 2007/2008. "Carl Zeiss Meditec will continue to increase its market share and its profitability in the future, through internal and external growth," said Krauss. "Our medium-term goal remains to achieve an EBIT margin of 14-15%," concluded Krauss.

Press Release

CARL ZEISS MEDITEC

Brief profile

Built on an unparalleled 160-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company has incorporated its technological expertise into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognised as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL 80™ refractive laser and innovative STRATUSOCT™ device for glaucoma diagnosis. Since 2005, the company has also been present in the market for intraocular lenses and consumables, and now covers almost the entire value chain of ophthalmic surgery. The company is looking to continue its profitable growth in the future. The acquisition of Carl Zeiss Surgical further supplements the ophthalmic surgery product portfolio and opens up additional growth prospects in neuro and ENT surgery. Carl Zeiss Surgical is the world's leading provider of visualisation solutions in both these fields.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Surgical GmbH and Carl Zeiss Meditec Systems GmbH), the USA (Carl Zeiss Meditec Inc. and Carl Zeiss Surgical Inc.), in Japan (Carl Zeiss Meditec Co., Ltd.), Spain (Carl Zeiss Meditec Iberia S.A.) and France (Ioltech S.A., Carl Zeiss Meditec France SAS). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Patrick Kofler/ Director Investor Relations
Goeschwitzer Straße 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 1 06
Telefax: +49 (0) 36 41 - 2 20 - 1 17

E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

END

Press Release